

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 23, 2016

Ronnie Adams
Chief Executive Officer
Wearable Health Solutions, Inc.
200 W. Church Road, Suite B
King of Prussia, PA 19406

>   **Re: Wearable Health Solutions, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 15, 2016**
>   **File No. 333-210769**

Dear Mr. Adams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2016 letter.

Description of Securities To Be Registered, page 37

Preferred Stock, page 37

1.   We note your response to comment 3. Please disclose whether the current holders of Series C and D preferred stock have waived the beneficial ownership restrictions.

2.   We note the June 14, 2016 sale of a unit which consisted of 25,000 shares of Series D preferred stock and a warrant to purchase 25,000 shares of common stock. Please update your beneficial ownership table, and related disclosures, to reflect this transaction. For example: your current disclosure states that the Series D preferred shares can be converted at a 1:10 ratio while your disclosure in the Form 8-K filed June 15, 2016 states the conversion ratio is 1:100.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications